Exhibit 99.1

Tiziana Receives $3.4 Million in Non-Dilutive Funding

NEW YORK, June 28, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough therapies in neurodegenerative disease secondary to active neuroinflammatory processes today announced that it had received non-dilutive funding of $3.4 million and issued a corporate update video available on this link: https://www.proactiveinvestors.co.uk/companies/news/1050821/tiziana-life-sciences-adds-to-treasury-with-3-4-million-in-non-dilutive-funding-1050821.html

Gabriele Cerrone, Chairman, acting CEO and founder of Tiziana Life Sciences commented, “Tiziana is pleased to receive $3.4 million in non-dilutive funding to support our ongoing Phase 2 trial of intranasal foralumab in non-active secondary progressive multiple sclerosis (na-SPMS) as well as our work in Alzheimer’s Disease. We continue to explore all avenues to pursue further non-dilutive funding in the near term.”

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1, 2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120